June 8, 2005
Mail Stop 6010

James D. Merselis
Hemosense, Inc.
651 River Oaks Parkway
San Jose, California 95134
Re:	Hemosense, Inc.
Amendments No. 2 and 3 to Registration Statement on Form S-1
Filed May 31, 2005 and June 3, 2005
File No. 333-123705
Dear Mr. Merselis:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Government Regulation - Page 47
1. We note the new disclosure on page 49 and in the risk factors section regarding the recently completed FDA inspection, the company`s receipt of an FDA Form 483, the possibility that the company will receive an FDA warning letter, and the potential consequences if the company becomes the subject of an FDA enforcement action. Please include appropriate disclosure regarding these issues in the Summary of the prospectus. Please also expand your disclosure on page 49 to include the following:
* An explanation as to why Medical Device Reports were not timely submitted to the FDA in connection with six of the seven complaints that the inspector reviewed claiming that your INRatio device took inaccurate readings.
* Disclosure regarding the total number of complaints that you have received to date alleging that your INRatio device took inaccurate readings.
* An explanation of the nature of the complaints that you have received alleging that your INRatio device took inaccurate readings, given the quality control tests incorporated into your test strips and your disclosure that the INRatio meter does not display potentially incorrect test results.
* An explanation of the procedure employed to calibrate your test strips.
* Clarification regarding the date in June 2005 on which you expect to submit a response to the FDA regarding the issues raised in the Form 483 and, to the extent known or determinable, a summary of your anticipated response.
Please note that we may have further comment about your disclosure and/or the potential need for recirculation of a preliminary prospectus once we have had the opportunity to review your response to this comment.

Underwriting - Page 72

2. We note your revisions to the plan of distribution and your response to prior comment 10. However, because prospective investors may be allowed to place orders online, please confirm that, if true, the underwriters will also obtain a representation from each member of the syndicate or selling group that any member engaging in the electronic offer, sale or distribution of securities in connection with this offering will follow procedures for electronic distributions previously cleared with the staff.


Exhibit 5.1

3. We note counsel`s assumption that the shares will be issued and sold "in accordance with the resolutions adopted by the Board of Directors of the Company." Please revise the corpus of the opinion to state, if true, that the issuance of the shares has been duly authorized by the board of directors of the company. Please also revise to clarify that "resolutions adopted by the Board of Directors" only refers to resolutions authorizing the issuance of the shares previously adopted by the board and any future resolutions of
the board or a pricing committee relating to the pricing of the shares.
*          *          *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
       You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3607 with any other questions.
Sincerely,



David Ritenour
Special Counsel
cc (via fax):	Michael J. Danaher, Esq.
		David J. Saul, Esq.
      David B. Crawford, Esq.
      Wilson Sonsini Goodrich & Rosati, P.C.



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James D. Merselis
Hemosense, Inc.
June 8, 2005
Page 1